Exhibit (a)(1)(ix)
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities (as defined below). The Offer (as defined below) is made solely by the Offer documents, including the Offer to Purchase dated March 16, 2007 and the related ADS Letter of Transmittal and Convertible Notes Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Securities. The Offer is being made to all holders of Securities, subject to compliance with applicable laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Singapore Technologies Semiconductors Pte Ltd by the Financial Adviser and Dealer Manager (as defined below), or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding
Ordinary Shares
American Depositary Shares representing Ordinary Shares
US$115,000,000 Convertible Notes due 2008
US$150,000,000 2.50% Convertible Subordinated Notes due 2008
of
STATS ChipPAC Ltd.
(Co. Reg. No.: 199407932D)
by
Singapore Technologies Semiconductors Pte Ltd
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Co. Reg. No.: 197401143C)
     Singapore Technologies Semiconductors Pte Ltd, a company incorporated under the laws of Singapore (“STSPL”) and a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), is offering to purchase in cash all of the outstanding ordinary shares (the “Ordinary Shares”) and American Depositary Shares representing Ordinary Shares (“ADSs”) of STATS ChipPAC Ltd., a company incorporated under the laws of Singapore (the “Company”), at S$1.75 per Ordinary Share and S$17.50 per ADS, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 (the “Offer to Purchase”). STSPL is also offering to purchase all outstanding US$115,000,000 Convertible Notes due 2008 (ISIN XS0179763973) (the “Convertible Notes due 2008”) and all outstanding US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (CUSIP 169657AD5, 169657AC7) (the “Convertible Subordinated Notes due 2008” and, together with the Convertible Notes due 2008, the “Convertible Notes”) issued by the Company, upon and subject to the conditions set forth in the Offer to Purchase. The offer price for each series of Convertible Notes is the “see-through” price, which is the price holders of the Convertible Notes would receive if they converted their Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered their Ordinary Shares or ADSs in the Offer (as defined below). The actual offer price for the Convertible Notes will be calculated based on the whole number of Ordinary Shares or ADSs which the aggregate amount of Convertible Notes tendered by a holder would be convertible into. Holders will not receive payments for any fractional Ordinary Shares or ADSs. As an illustration, for US$1,000 principal amount of each series of Convertible Notes, the offer price would be S$997.50 in cash for the Convertible Notes due 2008 and S$1,872.50 in cash for the Convertible Subordinated Notes due 2008.
     In the event that STSPL acquires a specified minimum number of Ordinary Shares (including Ordinary Shares represented by ADSs), whether pursuant to the Offer or otherwise, as described in the Offer to Purchase the offer price will be raised to S$1.88 in cash per Ordinary Share and S$18.80 in cash per ADS. The “see-through” higher offer price for the Convertible Notes will be determined based on the higher offer price for the Ordinary Shares and the ADSs. As an illustration, for US$1,000 principal amount of each series of Convertible Notes, the “see-through” higher offer price would be S$1,071.60 in cash for the Convertible Notes due 2008 and S$2,011.60 in cash for the Convertible Subordinated Notes due 2008. If such minimum number of Ordinary Shares (including Ordinary Shares represented by ADSs) is acquired, all holders who tender into the Offer will receive the higher offer price, even if they tendered their Securities prior to the time such minimum number is reached. All offer prices will be paid without interest. The Offer for the Ordinary Shares, ADSs and Convertible Notes (collectively, the “Securities”) is made upon the terms and subject to the conditions specified in the Offer to Purchase, the Form of Acceptance and Authorisation, the Form of Acceptance and Transfer, the ADS Letter of Transmittal and the Convertible Notes Letter of Transmittal (which together constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:30 PM SINGAPORE TIME, 3:30 AM
NEW YORK CITY TIME, ON FRIDAY, APRIL 13, 2007, UNLESS THE OFFER IS EXTENDED.
     “Closing Date” means 3:30 PM Singapore Time, 3:30 AM New York City Time, Friday, April 13, 2007, or if the Offer is extended, the latest time and date at which the Offer, as so extended, will expire. The Offer for the Ordinary Shares and ADSs is conditioned upon, among other things, STSPL having received, by the final closing date of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL or by parties acting or deemed to be acting in concert with it, will result in STSPL and parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) carrying more than 50% of voting rights attributable to the issued Ordinary Shares (including Ordinary Shares represented by ADSs) as of the final closing date of the Offer (the “Minimum Tender Condition”). STSPL will make an announcement by a press release, a filing with the Securities and Exchange Commission (the “SEC”) and a posting on SGXNET if the Offer is declared unconditional in all respects. The announcement will be posted on SGXNET by 8:00 AM Singapore time on the business day in Singapore immediately following the date on which the Minimum Tender Condition has been reached and all other conditions to the Offer have been satisfied. The Minimum Tender Condition is not waivable. The Offer is also subject to certain other conditions set forth in the Offer to Purchase. The Offer for the Convertible Notes is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects. See “THE OFFER — Section 14. Conditions to the Offer” in the Offer to Purchase. You should read the entire Offer to Purchase carefully before deciding whether to tender your Securities.
     The initial offer period for acceptances and withdrawals is the period from the date of the Offer to Purchase until 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007. STSPL may extend the initial offer period for acceptances, and, if it does so, holders will be able to continue to tender Securities and to withdraw tenders during such extension. However, during such extended period for acceptances, the right of holders who have tendered their Securities to withdraw tenders will terminate prior to the next scheduled closing date as soon as the Offer is declared unconditional in all respects. The Offer will not be declared unconditional as to acceptances until the final closing date of the Offer, unless at any time prior to the final closing date of the Offer (but after the first closing date of the Offer), STSPL has received valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares which, together with Ordinary Shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL or parties acting or deemed to be acting in concert with it, will result in STSPL or parties acting or deemed to be acting in concert with it holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) representing more than 50% of the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) that would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised. If the Offer is declared unconditional in all respects, a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) that will last at least ten U.S. business days will commence immediately after the initial offer period. Holders may validly tender the Securities during the subsequent offering period in the same manner and subject to the same conditions that would apply to tenders of Securities prior to the initial closing date of the Offer, but withdrawals may not be made during any subsequent offering period.
     Concurrently with the Offer, STSPL is making an options proposal (the “Options Proposal”) to all holders of options granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Options”). The Options Proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects.
     STSPL currently owns approximately 35.3% of the outstanding Ordinary Shares. If STSPL reaches the Higher Offer Price Threshold (as defined below), STSPL currently intends to exercise its right under the Companies Act, Chapter 50 of Singapore (the “Companies Act”) to compulsorily acquire (the “Compulsory Acquisition”) those Ordinary Shares not previously tendered, including Ordinary Shares represented by ADSs, at the same purchase price, without interest, as the higher offer price for Ordinary Shares purchased in the Offer. The Higher Offer Price Threshold will be reached if STSPL acquires or agrees to acquire (or is deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer (including any subsequent offering period), whether pursuant to valid acceptances or otherwise, Ordinary Shares (including Ordinary Shares represented by ADSs but excluding Ordinary Shares or ADSs held by its related corporations or their respective nominees as of the date of the Offer to Purchase which are acquired or agreed to be acquired by STSPL) (i) which are equal to more than 90% of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) as of the final closing date of the Offer (other than those Ordinary Shares already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase) or (ii) which results or would result in STSPL holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by the Company as treasury shares) which are equal to or more than 90% of the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) that would be in issue if all the outstanding Convertible Notes were validly converted and if all the outstanding Options were validly exercised; provided, however, that the date on which the Higher Offer Price Threshold may be reached pursuant to (ii) above may not be earlier than the first closing date. Upon completion of a Compulsory Acquisition, STSPL would own all of the issued and outstanding Ordinary Shares of the Company. If the Higher Offer Price Threshold is reached, STSPL will make an announcement by a press release, a newspaper advertisement in the United States, a filing with the SEC and a posting on SGXNET. If the Higher Offer Price Threshold is reached, a subsequent offering period will be provided, continued or extended, so that the Offer remains open for acceptances (but not withdrawals) for at least an additional ten U.S. business days following such announcement.
     The purchase of Securities by STSPL pursuant to the Offer will reduce the number of such Securities that might otherwise trade publicly and may reduce the number of holders of such Securities, which could adversely affect the liquidity of the remaining Securities held by the public. The purchase of the Securities by STSPL may result in the delisting of the Ordinary Shares from the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the ADSs from the Nasdaq Global Market and the termination of registration of the Ordinary Shares and the ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If STSPL reaches the Higher Offer Price Threshold and effects a Compulsory Acquisition, the Ordinary Shares will cease to be listed on the SGX-ST, the ADSs will cease to be listed on the Nasdaq Global Market, price quotations with respect to sales of Ordinary Shares and ADSs in the public market will no longer be available and the Company may no longer be required to file periodic reports with the SGX-ST or the SEC.
     The Offer has been commenced without obtaining the prior approval or recommendation of the Company’s board of directors. The approval of the Company’s board of directors is not required under applicable law for STSPL to commence and complete this Offer.
     If the Offer is declared unconditional in all respects, holders who had validly tendered without withdrawing their acceptances before the date on which the Offer is declared unconditional will be paid within 14 calendar days after the date on which the Offer is declared unconditional, and holders who validly tender their acceptances after the date on which the Offer is declared unconditional will be paid within 14 calendar days of STSPL’s receipt of their tenders. In each case, STSPL will use its best efforts to make the payment within seven U.S. business days. Holders who have received payment prior to the time the Higher Offer Price Threshold is reached will be paid the difference between the higher offer price and the offer price within 14 calendar days after the Higher Offer Price Threshold is reached, although STSPL will use its best efforts to make such payment within seven U.S. business days.
     Payment for ADSs accepted in the Offer will be made only after timely receipt by the Citibank, N.A. (the “Tender Agent”) of (a) American depositary receipts evidencing (or a timely Book-Entry Confirmation (as defined in Section 4 of the Offer to Purchase) with respect to) such ADSs, (b) an ADS Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the ADS Letter of Transmittal), and (c) any other documents required by the ADS Letter of Transmittal. Payment for Convertible Subordinated Notes due 2008 accepted in the Offer will be made only after timely receipt by the Tender Agent of (a) certificates evidencing (or a timely Book-Entry Confirmation (as defined in Section 5 of the Offer to Purchase) with respect to) such Convertible Subordinated Notes due 2008, (b) a Convertible Notes Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Convertible Notes Letter of Transmittal), and (c) any other documents required by the Convertible Notes Letter of Transmittal. Holders of Convertible Notes due 2008 must timely instruct the direct participant in Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) that holds their Convertible Notes due 2008 in Euroclear or Clearstream to follow the tender procedures and observe the deadlines that Euroclear and Clearstream will establish for the processing of instructions to tender the Convertible Notes due 2008 to the Tender Agent in the Offer. Holders of Convertible Notes due 2008 are responsible for determining the procedures and deadlines their direct participant in Euroclear or Clearstream may establish for the Offer. Notwithstanding anything contained in the Offer to Purchase or in any Acceptance Form, a holder who tenders Convertible Notes in the Offer (including book-entry tenders via DTC, Euroclear or Clearstream) will be required to physically deliver a duly completed and signed Convertible Notes Letter of Transmittal at the applicable address set forth on the back cover of the Offer to Purchase unless the Company and the Tender Agent waive such requirement. No tenders of Securities will be accepted by means of guaranteed delivery procedures. Under no circumstances will interest be paid by STSPL on the purchase price of the Securities, regardless of any extension of the Offer or any delay in making such payment.
     To tender Ordinary Shares standing to the credit of a securities account with The Central Depository (Pte) Limited (“CDP”), holders must, prior to the Closing Date, complete, execute and return to CDP a Form of Acceptance and Authorisation in accordance with the instructions of the Form of Acceptance and Authorisation and follow the procedures described in “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Shares—Ordinary Shares Held by Depositors with a Securities Account at CDP” in the Offer to Purchase. For Ordinary Shares held “in scrip form”, holders must, prior to the Closing Date, complete, execute and return to M&C Services Private Limited (“M&C”) a Form of Acceptance and Transfer in accordance with the instructions of the Form of Acceptance and Transfer and follow the procedures described in “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Shares—Ordinary Shares Held in Scrip Form” in the Offer to Purchase.
     For a withdrawal of Ordinary Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by CDP (in respect of Ordinary Shares held with a securities account at CDP) or M&C (in respect of Ordinary Shares held “in scrip form”) at their relevant address set forth at the back cover page of the Offer to Purchase. For a withdrawal of ADSs or Convertible Notes to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Tender Agent at the applicable address set forth on the back cover page of the Offer to Purchase. Withdrawals of Securities may not be rescinded. Any Securities properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Securities may be re-tendered at any time prior to the Closing Date or during the subsequent offering period.
     STSPL expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Securities in order to comply in whole or in part with any applicable law. If STSPL is delayed in its acceptance for payment of, or payment for, Ordinary Shares or is unable to accept for payment or pay for Ordinary Shares, ADSs or Convertible Notes pursuant to the Offer for any reason, then, without prejudice to STSPL’s rights under the Offer (including such rights as are discussed in “THE OFFER—Section 1. Terms of the Offer” and “THE OFFER—Section 14. Conditions to the Offer” in the Offer to Purchase) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), CDP, M&C or the Tender Agent, as the case may be, may nevertheless, on behalf of STSPL, retain tendered Securities, and such Securities may not be withdrawn except to the extent tendering holders are entitled to exercise, and duly exercise, withdrawal rights.
     Tendering holders of Ordinary Shares will receive the offer price in Singapore dollars unless they elect to receive payment in U.S. dollars. Tendering holders of ADSs and Convertible Notes will receive the offer price in U.S. dollars unless they elect to receive payment in Singapore dollars. Holders who elect U.S. dollars will receive the offer price in U.S. dollars based on the U.S. dollar/Singapore dollar spot exchange rate on or around the day on which funds are received by CDP or M&C, in the case of Ordinary Shares, or by the Tender Agent or its custodian in Singapore, in the case of ADSs and Convertible Notes. Holders who tender their Ordinary Shares and ADSs in the Offer will receive the offer price sooner than holders whose Ordinary Shares (including Ordinary Shares represented by ADSs) are acquired in the Compulsory Acquisition, assuming that STSPL will have a right to effect a Compulsory Acquisition.
     Tendering holders who are the record owners of Securities and who tender directly to the Tender Agent will not be obligated to pay brokerage fees or commissions. Holders who hold their ADSs through a broker, dealer, bank or other nominee should consult with such institution as to whether it charges any service fees. See “THE OFFER—Section 4. Procedure for Accepting the Offer and Tendering ADSs” and “THE OFFER—Section 5. Procedure for Accepting the Offer and Tendering Convertible Notes.”
     Appraisal rights are not available in connection with the Offer, and will not be available in connection with a Compulsory Acquisition (if applicable).
     Payments in connection with the Offer may also be subject to U.S. backup withholding at a rate of 28%, if certain requirements are not met. For a discussion of certain Singapore and U.S. federal income tax consequences of the Offer applicable to holders, see “THE OFFER—Section 8. Certain Tax Consequences of the Offer” in the Offer of Purchase. Each holder of Securities should consult its tax advisor as to the particular tax consequences to it of the Offer and the Compulsory Acquisition, including the application and effect of U.S., Singaporean and foreign tax laws and possible changes in tax laws.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. THIS TRANSACTION COULD RESULT IN THE ISSUER GOING PRIVATE.
     The Company has provided STSPL with the Company’s list of security holders and security related position listings for the purpose of disseminating the Offer to holders of Securities. The Offer to Purchase and other ancillary documents will be mailed to registered holders of Securities of the Company, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Securities.
     The Offer to Purchase and the related ADS Letter of Transmittal and Convertible Notes Letter of Transmittal contain important information which should be read carefully and in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to Goldman Sachs (Singapore) Pte. (the “Financial Adviser and Dealer Manager”) or MacKenzie Partners, Inc. (the “Information Agent”) at their respective addresses and telephone numbers set forth below. Holders of Ordinary Shares may direct any requests for additional copies of the Offer to Purchase and the related ancillary documents to CDP or M&C, and holders of ADSs or Convertible Notes may direct such requests to the Information Agent. A holder of Securities may also contact such holder’s broker, dealer, commercial bank or trust company for assistance. Such additional copies will be furnished promptly at STSPL’s expense. STSPL will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Financial Adviser and Dealer Manager) for soliciting tenders of Securities pursuant to the Offer.
     The directors of STSPL (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.
     Where the information has been extracted from published or publicly available sources obtained from the Company (including, without limitation, in relation to the Company, its subsidiaries and its associated companies), the sole responsibility of the directors of STSPL has been to ensure through reasonable inquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The Financial Adviser and Dealer Manager for the Offer is:	The Information Agent for the Offer is:
Goldman Sachs (Singapore) Pte. (Co. Reg. No.: 198602165W) 1 Raffles Link #07-01 South Lobby Singapore 039393 1800 889-2638 (within Singapore)/+65 6889-2638 (from Overseas)	105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: proxy@mackenziepartners.com